SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

iShares S&P National AMT-Free Municipal Bond Fund

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

464288414

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 464288414	Page 1 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 2,238,620
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,676,827
	8)	Shared Dispositive Power 459,311
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,265,471* .
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.79
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 464288414	Page 2 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 2,238,620
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,676,827
	8)	Shared Dispositive Power 459,311
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,265,471*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.79
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 464288414	Page 3 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 2,238,620
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,676,827
	8)	Shared Dispositive Power 459,311
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,265,471*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.79
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

CUSIP No. 464288414	Page 4 of 7 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 25,247
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 18,719
	8)	Shared Dispositive Power 6,528
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 25,247*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.09
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

Page 5 of 7 Pages

ITEM 1	(a) -	NAME OF ISSUER:

iShares S&P National AMT-Free Municipal Bond Fund

ITEM 1	(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o State Street Bank and Trust Company 200 Clarendon Street Boston, Massachusetts 02116

ITEM 2	(a) -	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association; and PNC Delaware Trust Company

ITEM 2	(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Delaware Trust Company - 300 Delaware Avenue, Wilmington, DE 19801

ITEM 2	(c) -	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania PNC Bancorp, Inc. - Delaware PNC Bank, National Association - United States PNC Delaware Trust Company – Delaware

ITEM 2	(d) -	TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2	(e) -	CUSIP NUMBER:

464288414

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☒ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐ An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒ A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 6 of 7 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2013:

(a) Amount Beneficially Owned:

2,265,471*

(b) Percent of Class:

7.79

(c) Number of fund shares to which such person has:

(i) sole power to vote or to direct the vote

2,238,620

(ii) shared power to vote or to direct the vote

-0-

(iii) sole power to dispose or to direct the disposition of

1,676,827

(iv) shared power to dispose or to direct the disposition of

459,311

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total fund shares reported herein, 2,240,224 fund shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

Of the total fund shares reported herein, 25,247 fund shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

*	See the response to Item 6.

Page 7 of 7 Pages

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2014
Date

By: /s/ William S. Demchak
Signature - The PNC Financial Services Group, Inc.
William S. Demchak, President & CEO
Name & Title

February 10, 2014
Date

By: /s/ Nicholas M. Marsini, Jr.
Signature - PNC Bancorp, Inc.
Nicholas M. Marsini, Jr., Chairman
Name & Title

February 10, 2014
Date

By: /s/ William S. Demchak
Signature - PNC Bank, National Association
William S. Demchak, President
Name & Title

February 10, 2014
Date

By: /s/ Richard F. Cairns
Signature - PNC Delaware Trust Company
Richard F. Cairns, Chairman & CEO
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED